Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of QuantumScape Corporation (f/k/a Kensington Capital Acquisition Corp.) on Form S-8 of our report, which includes an explanatory paragraph as to the ability to continue as a going concern, dated May 8, 2020, except for Note 7, as to which the date is June 26, 2020, with respect to our audit of the financial statements of QuantumScape Corporation (f/k/a Kensington Capital Acquisition Corp.) as of May 1, 2020 and for the period from April 17, 2020 (inception) through May 1, 2020, included in the Prospectus of Kensington Capital Acquisition Corp. We were dismissed as auditors on December 10, 2020 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum LLP

Marcum LLP

New York, NY

February 1, 2021